## The Civilized News Cycle

May 1st



### Big News


INVEST IN
CIVILIZED CYCLES
And take part in the future of transportation
wefunder
Civilized Cycles has launched a community round where YOU can invest to help fuel our next stage of growth!
Invest from as little as $100!
WHY INVEST
HOW TO INVEST
Invest in Civilized Cycles and take part in the future of transportation
TESTING THE WATERS LEGAL DISCLOSURE

### Civilized Team

Hiso Ev Electric hosted our CEO and Founder, Zach Schieffelin to talk about all things Civilized Cycles. After a spin around the city, Hiso Ev Electric gives a detailed review of the Model 1.



### Help Us Grow!

We need everyone's support to help grow the Civilized brand; here are some simple ways you can help:

- Follow Civilized on Instagram, Facebook, TikTok and LinkedIn
- Invite your friends and family to follow us too!
- Share and comment on our posts when you see them; every interaction helps us get more traction with the algorithm
- If you have a Civ Model 1 create photo and video content, share on your social channels and tag Civilized in your posts
- If you don't yet have a Model 1, consider buying one! We have a fresh container of the newest production run and as a subscriber, you are entitled to **discounted pricing**. Contact [illegible] for details.



### New Preferred Dealers

- Detroit Bike - Detroit, MI

For a full list of Civilized Cycles dealers, see our Dealer Locator.

### Civilized in The Wild



CIVILIZED
CYCLES

Dear investors, advisors and friends,

Week 2 of the public crowdfunding round and **new investors has been joining us daily!** We're seeing some familiar faces as well as new friends. Here are some inspiring words from a new investor:

*"I believe in the company's vision and future for sustainability so e-bikes with the enhanced features will contribute to our eco system from a social perspective and i think it will help me benefit personally in value increase too." - Umer Kamal*

Thank you Umer! And thank you to all for your ongoing support.

We plan on keeping the public round open until May 31, so we have 4 weeks left to push and spread the word to as many people as possible!

Here's how you can help:

- **Follow us on Facebook, Instagram and LinkedIn**
- **Check frequently for posts about the Wefunder campaign**
- **SHARE, COMMENT, LIKE and TAG people in every post so we can increase our reach**
- **And of course, please send the WEFUNDER link to anyone who you think could be an investor**

To support the Wefunder campaign, on May 16th at 5pm CT we will be hosting a webinar to present Civilized Cycle's vision and growth roadmap to new and potential investors. There will also be a Q&A session at the end of the webinar. Please send the webinar signup page to anyone who you think might be interested (and of course we would love for you to join as well!).

We also have some SUPER exciting news this week on the consumer business..be on the lookout!

Sincerely,
Zach and Marc

*Legal Disclosures*

Sent to: %EMAIL%

ek was a big week for Civilized Cycles.

nounced our **partnership with Detroit Bikes** to prototype and eventually
facture electric cargo bikes for commercial delivery applications.

d Cycles will combine our innovative and patented technology with
Bikes' superior manufacturing capabilities in Detroit, to provide e
bikes for last-mile delivery that have greater throughput, safety and
ity. We look forward to manufacturing in the US!

he big news was, of course, the launch of our public equity
unding campaign last week, and the response was incredible: **over
00 invested by 58+ investors!**

we're able to take part, thank you for your support! If you have not yet,
still time to become a Civilized Cycles investor.

his moment, anyone who is passionate about e-bikes will have the
unity to own equity in Civilized Cycles. You can invest as little as $100
art of the e-bike revolution - check out all the terms here.

e as many of you can join us as possible. Members investing more
5,000 will also receive Investor Perks including discounts on the Model
access to our next exciting product, the Civilized Automatic.

an exciting time for us - check out the WeFunder page to register your
ment now, and become part of Civilized Cycles.

Marc

isclosures

Last week was a big week for Civilized Cycles.

We announced our **partnership with Detroit Bikes** to prototype and eventually manufacture electric cargo bikes for commercial delivery applications.

Civilized Cycles will combine our innovative and patented technology with Detroit Bikes' superior manufacturing capabilities in Detroit, to provide e-cargo bikes for last-mile delivery that have greater throughput, safety and durability. We look forward to manufacturing in the US!

The other big news was, of course, the launch of our public equity crowdfunding campaign last week, and the response was incredible: **over $420,000 invested by 58+ investors!**

If you we're able to take part, thank you for your support! If you have not yet, there's still time to become a Civilized Cycles investor.

As of this moment, anyone who is passionate about e-bikes will have the opportunity to own equity in Civilized Cycles. You can invest as little as $100 to be part of the e-bike revolution - check out all the terms here.

We hope as many of you can join us as possible. Members investing more than $5,000 will also receive Investor Perks including discounts on the Model 1 and access to our next exciting product, the Civilized Automatic.

This is an exciting time for us - check out the WeFunder page to register your investment now, and become part of Civilized Cycles.

Zach & Marc

Legal Disclosures

Last week was a big week for Civilized Cycles.

We announced our **partnership with Detroit Bikes** to prototype and eventually manufacture electric cargo bikes for commercial delivery applications.

Civilized Cycles will combine our innovative and patented technology with Detroit Bikes' superior manufacturing capabilities in Detroit, to provide e-cargo bikes for last-mile delivery that have greater throughput, safety and durability. We look forward to manufacturing in the US!

The other big news was, of course, the launch of our public equity crowdfunding campaign last week, and the response was incredible: **over [illegible] invested by [illegible] investors!**

If you we're able to take part, thank you for your support! If you have not yet, there's still time to become a Civilized Cycles investor.

As of this moment, anyone who is passionate about e-bikes will have the opportunity to own equity in Civilized Cycles. You can invest as little as $100 to be part of the e-bike revolution - check out all the terms here.

We hope as many of you can join us as possible. Members investing more than $5,000 will also receive Investor Perks including discounts on the Model 1 and access to our next exciting product, the Civilized Automatic.

This is an exciting time for us - check out the WeFunder page to register your investment now, and become part of Civilized Cycles.

Zach & Marc

Legal Disclosures

CIVILIZED
CYCLES

Dear investors, advisors and friends,

WOW!

Week 1 of the public crowdfunding round and **over $423,000 raised**, with **58+ investors**! We can't thank you all enough for your support, and your words of encouragement have been almost overwhelming. Here are some amazing words from a new investor:

❤️ *"Model 1 is the only e-bike I've found that does what I want. I've been following you for years and keeping tabs on progress. Remember the first day your website said orders were available! Was so excited. Seemed like I had been following you for about 3 years at that point. And then I was super bummed my wife doesn't fit :( I keep looking for an e-bike and it feels like no one is thinking about an e-bike like a new mode of transportation rather than just a bike with a motor. I probably re-scan the market every 6 months or so thinking that someone must finally have made something that does what I need and yet it just doesn't exist, except for CivCycles. I would have given up hope and settled for less except you keep my dream alive. Your pitch - the highlights you focus on - exactly the problems I'm solving for and its refreshing to hear someone be bold and actually think about what is needed."* - Samuel G.

While we have started strong, our max target for the Wefunder campaign is $700,000 and we are still at the beginning, so we need everyone's help to keep up the momentum.

Here's what we need from you:

- **Follow us on Facebook, Instagram and LinkedIn**
- **Check frequently for posts about the Wefunder campaign**
- **SHARE, COMMENT, LIKE and TAG people in every post so we can increase our reach**
- **And of course, please send the WEFUNDER link to anyone who you think could be an investor**

As a reminder, this campaign will allow us to access investment from Wefunder's 1.2m strong investor pool. The funds raised will allow us to continue to drive our sales and marketing machine throughout the major bike selling season and get us closer to our other major goals including new product development and manufacturing cost reduction.

Let's go!!!!!!

Sincerely,
Zach and Marc

*Legal Disclosures*

Dear investors, advisors and friends,

We are very excited to announce that the public round of our Wefunder equity crowdfunding campaign has launched today! Thank you all for your support during the early bird round!

Now begins the hard work. Civilized Cycles is still a relatively small brand and while our supporters are passionate, we will need everyone to pitch in so we can get the most attention possible. The first week of the public round will be critical and we will need EVERYONE's help to start strong.

Here's what we need from you:

- **Follow us on Facebook, Instagram and LinkedIn**
- **Check frequently for posts about the Wefunder campaign**
- **SHARE, COMMENT, LIKE and TAG people in every post so we can increase our reach**
- **And of course, please send the Wefunder link to anyone who you think could be an investor**

As a reminder, this campaign will allow us to access investment from Wefunder's 1.2m strong investor pool. The funds raised will allow us to continue to drive our sales and marketing machine throughout the major bike selling season and get us closer to our other major goals including new product development and manufacturing cost reduction.

Every investment counts, as the more money we raise early (and the more individual investors we bring to the table), the more aggressively Wefunder pushes us out to their investor base.

We have come so far together, let's keep up the momentum!

Sincerely,
Zach and Marc

*Legal Disclosures*



## BECOME A CIVILIZED CYCLES INVESTOR

Hi %FIRSTNAME%,

We're at a very exciting moment for Civilized Cycles, with our products now in market and being sold by over 10 retailers across the US, as well as online through our e-commerce site. We're also at a pivotal moment in history for the e-bike market, which is experiencing rapid growth and is predicted to be a $70B+ industry by 2030.

E-bike buyers of tomorrow will want what cars do for them today - comfort, passenger capacity, cargo. Only Civilized Cycles has patented key technologies to sustainably differentiate and win this space. Based on our current trajectory, in the next 5 years we project sales of over $50m.

Momentum is building, but we would not be here without our community. **This is why we're inviting** you to become a Civilized Cycles investor **today**.

As of this moment, anyone who is passionate about e-bikes will have the opportunity to own equity in Civilized Cycles. You can invest as little as $100 to be part of the e-bike revolution - check out all the terms here.

We hope as many of you can join us as possible. Members investing more than $5,000 will also receive Investor Perks including discounts on the Model 1 and access to our next exciting product, the Civilized Automatic.

This is an exciting time for us - check out the WeFunder page to register your investment now, and become part of Civilized Cycles.

Zach & Marc

*Legal Disclosures*

CIVILIZED CYCLES



## ON APRIL 17, YOU CAN BECOME A CIVILIZED CYCLES INVESTOR

Hi %FIRSTNAME%,

As we mentioned in our March newsletter, Civilized Cycles will be launching an equity crowdfunding campaign on Wefunder that will allow anyone to invest in Civilized Cycles for as little as $100.

We are very excited for this pivotal moment in our history and we hope you can be a part of our success story! Keep your eyes open for an email announcement and social media posts once the campaign is live!

In the meantime, if you'd like to get the early scoop on the investment opportunity as well as early access to investor perks, check out https://civilizedcycles.com/pages/crowdfunding

See you all on Monday, April 17!
Zach & Marc

NOW LIVE: Civilized Crowdfund. Invest in the future of transportation.

CIVILIZED CYCLES

Shop | Our Company | Book A Test Ride | Invest | Contact Us



# Invest in Civilized Cycles

**OVER $400,000 raised to date!**

Civilized Cycles has launched an equity crowdfunding campaign that will allow anyone to invest from as little as $100, with exclusive investor perks including early access to new products.

Click on the link below to take part in the future of transportation.

Invest Today

*Disclosures*

**Connect**

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Shipping
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**Dealers**

Store Locator
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**Legal**

Privacy
Terms

**Civilized Cycles**
Published by Leah Lawrence · April 24 at 1:52 PM ·

Have you heard you can now invest in Civilized Cycles? For as little as $100 you can be a part of the future of transportation. Click here to make your investment https://wefunder.com/civilized.cycles

Why invest in Civilized Cycles?

1. Invest in the rapidly growing e-bike market, predicted to be a $70B+ industry by 2030.

2. E-bike buyers of tomorrow will want what cars do for them today - comfort, passenger capacity, and cargo. Only Civilized Cycles has patented key technologies to sustainably differentiate and win this space.

3. Our Suspension, Geofencing, and Kinetic Energy Management systems have scale commercial applications

4. We have an all-star management team & advisors including experts from Vespa, Schwinn, PwC, Citibike, Lyft, and Nielsen.

*Legal disclosures: https://help.wefunder.com/.../testing-the-waters-legal...
#civilizedcycles #ebike #bikelifestyle #bikelover #electricbike #biketravel #ebikestyle #electricbikes #ebikelife #electricbicycle #ebikeadventures #electricbicycles #ArriveCivilized #mysecondcardisabike


INVEST IN
CIVILIZED CYCLES
And take part in the future of transportation


BIG NEWS:
INVEST IN
CIVILIZED CYCLES
civilized_cycles
civilized_cycles Have you ever wanted to INVEST in a company you love but unsure where to start? Now you can! Become a Civilized Cycles investor today on @wefunder
We just released a community investment round where YOU can invest in Civilized Cycles - starting at just $100! Ready to grow with us and join the future of transportation?!
Link in bio to get all the details, including investor perks (like early access to our next product, the Civilized Automatic).
You'll be joining dozens of existing investors who are taking part in the transportation revolution.
And your investment will help us provide transportation access to more and more people, by helping us drive down manufacturing costs and the price of our innovative e-bikes.
Our company was built on the idea of connectedness, and it is through our community that we have made it this far. Thank you for all the support and let's take it to the next level!
Zach & Marc
*Legal disclosures: see link in bio
2w
bicyclecommunity I love this- I think you guys might be the first bike company on wefunder
1w 1 like Reply
civilized_cycles #civilizedcycles #ebike #bikelifestyle #bikelover #electricbike #biketravel #ebikestyle #electricbikes #ebikelife #electricbicycle #ebikeadventures #electricbicycles #ArriveCivilized #mysecondcarisabike
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Post



WEFUNDER
This morning we released a community round where YOU can invest in Civilized Cycles to help fuel our next stage of growth!
Invest from as little as $100!
civilized_cycles
civilized_cycles Have you ever wanted to INVEST in a company you love but unsure where to start? Now you can! Become a Civilized Cycles investor today on @wefunder
We just released a community investment round where YOU can invest in Civilized Cycles - starting at just $100! Ready to grow with us and join the future of transportation?!
Link in bio to get all the details, including investor perks (like early access to our next product, the Civilized Automatic).
You'll be joining dozens of existing investors who are taking part in the transportation revolution.
And your investment will help us provide transportation access to more and more people, by helping us drive down manufacturing costs and the price of our innovative e-bikes.
Our company was built on the idea of connectedness, and it is through our community that we have made it this far. Thank you for all the support and let's take it to the next level!
Zach & Marc
*Legal disclosures: see link in bio
bicyclecommunity I love this- I think you guys might be the first bike company on wefunder
1w 1 like Reply
civilized_cycles #civilizedcycles #ebike #bikelifestyle #bikelover #electricbike #biketravel #ebikestyle #electricbikes #ebikelife #electricbicycle #ebikeadventures #electricbicycles #ArriveCivilized #mysecondcarisabike
View insights
Boost post
Liked by civilizedmarc and 35 others
Add a comment...
Post


WHY INVEST
• Invest in the rapidly growing e-bike market, predicted to be a $70B+ industry by 2030.
• E-bike buyers of tomorrow will want what cars do for them today - comfort, passenger capacity, cargo. Only Civilized Cycles has patented key technologies to sustainably differentiate and win this space.
• Our Suspension, Geofencing, and Kinetic Energy Management systems have scale commercial applications
• We have an all-star management team & advisors including experts from Vespa, Schwinn, PwC, Citibike, Lyft and Nielsen.
• Civilized Cycles has generated $150k+ in revenue already and raised $2.3M+ to date
civilized_cycles
civilized_cycles Have you ever wanted to INVEST in a company you love but unsure where to start? Now you can! Become a Civilized Cycles investor today on @wefunder
We just released a community investment round where YOU can invest in Civilized Cycles - starting at just $100! Ready to grow with us and join the future of transportation?!
Link in bio to get all the details, including investor perks (like early access to our next product, the Civilized Automatic).
You'll be joining dozens of existing investors who are taking part in the transportation revolution.
And your investment will help us provide transportation access to more and more people, by helping us drive down manufacturing costs and the price of our innovative e-bikes.
Our company was built on the idea of connectedness, and it is through our community that we have made it this far. Thank you for all the support and let's take it to the next level!
Zach & Marc
*Legal disclosures: see link in bio
bicyclecommunity I love this- I think you guys might be the first bike company on wefunder
1w 1 like Reply
civilized_cycles #civilizedcycles #ebike #bikelifestyle #bikelover #electricbike #biketravel #ebikestyle #electricbikes #ebikelife #electricbicycle #ebikeadventures #electricbicycles #ArriveCivilized #myseconndcarisabike
View insights
Boost post
Liked by civilizedmarc and 35 others
Add a comment...

Civilized Cycles

Get your Civilized Cycle

Available Online & Select Retailers

Shop Now

Invest in Civilized Cycles

Wefunder Legal Disclosures


CIVILIZED CYCLES - Values and Purpose
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Watch on YouTube

**Civilized Cycles**
704 followers
1d • Edited •

CIVILIZED CYCLES INVESTOR WEBINAR - May 16

In conjunction with our equity crowdfunding campaign (see https://lnkd.in/gWDg-ce8), please join co-founders Zach Schieffelin and Marc Liu on Tuesday May 16th at 6pm ET for a presentation of Civilized Cycles' brand vision and growth roadmap, as well as a live Q&A on how we are creating the e-bikes of the future.

To register for the webinar, please go to: https://lu.ma/4q2fpwpl

We hope to see you all on May 16!

*Legal disclosures: https://lnkd.in/eYDafKw


CIVILIZED
INVESTOR
WEBINAR
For Wefunder Crowdfunding

**Civilized Cycles Investor Webinar · Luma**

lu.ma • 1 min read

Civilized Cycles
704 followers
2w •

The day has come: you can now become a Civilized Cycles investor through Wefunder.

We just released a community investment round where YOU can invest in Civilized Cycles - starting at just $100! Ready to grow with us and join the future of transportation?! 🚀

Head to https://lnkd.in/gXhQSQFf to get all the details, including investor perks (like early access to our next product, the Civilized Automatic).

➡️ You'll be joining dozens of existing investors who are taking part in the transportation revolution.
➡️ And your investment will help us provide transportation access to more and more people, by helping us drive down manufacturing costs and the price of our innovative e-bikes.

Our company was built on the idea of connectedness, and it is through our community that we have made it this far. Thank you for all the support and let's take it to the next level!

Zach & Marc

*Legal disclosures: https://lnkd.in/eYDafKw


BIG NEWS:
INVEST IN
CIVILIZED CYCLES

# Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

**About Wefunder**
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.